Exhibit 99.1

CannTrust Announces Public Offering of Common Shares

VAUGHAN, ON, April 22, 2019 - CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX:TRST, NYSE:CTST) announced today that it has commenced an underwritten public offering of an aggregate US$200 million common shares, which contemplates approximately 85% of the common shares to be sold in the offering by the Company and approximately 15% of the common shares to be sold in the offering by certain shareholders (the “Selling Shareholders”). In connection with the offering, the Company and the Selling Shareholders expect to grant to the underwriters a 30-day option to purchase up to an additional 15% of the number of common shares sold in the offering.

The offering is expected to be priced in the context of the market, with the final terms of the offering to be determined at the time of pricing. There can be no assurance as to whether or when the offering may be completed, or as to the actual size or terms of the offering. The closing of the offering will be subject to market conditions, as well as a number of customary closing conditions, including the listing of the common shares on the Toronto Stock Exchange (the “TSX”) and New York Stock Exchange (the “NYSE”) and any required approvals of each exchange.

The Company intends to use the net proceeds of the offering for general corporate purposes, including cultivation and facility expansion, expanded outdoor growing, international expansion, enhanced extraction capacity, upgrades for GMP Certification and biosynthesis development. The Company has not yet determined to pursue any particular research and development initiative requiring the use of a portion of the net proceeds of the offering, and will evaluate research and development initiatives as they present themselves, including the terms, capital requirements or timing of any such initiatives.

BofA Merrill Lynch, Citigroup, Credit Suisse Securities (USA) LLC and RBC Capital Markets are acting as lead book-running managers for the offering. Jefferies LLC and Canaccord Genuity LLC are also acting as book-running managers.

The Company filed today a preliminary prospectus supplement (the “Supplement”) to its short form base shelf prospectus dated March 18, 2019 (the “Base Prospectus”) in connection with the offering. The Supplement was filed with the United States Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form F-10, as amended, which was declared effective by the SEC on March 19, 2019, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States. The Supplement was also filed with the securities commissions in each of the provinces of Canada, except Québec.

The Supplement and the accompanying Base Prospectus contain important detailed information about the offering. The Supplement and the accompanying Base Prospectus can be found for free on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Copies of the Supplement and accompanying Base Prospectus may also be obtained from BofA Merrill Lynch NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attn: Prospectus Department, or via email, at dg.prospectus_requests@baml.com, Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or via telephone: (800) 831-9146, Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, Eleven Madison Avenue, 3rd Floor, New York, NY 10010; tel:1-800-221-1037, or via email, at usa.prospectus@credit-suisse.com, or from RBC Capital Markets 180 Wellington Street West, 8th Floor, Toronto, ON M5J 0C2, Attn: Simon Yeung, or via telephone: (416) 842-5349 , or via email at simon.yeung@rbc.com. Prospective investors should read the Supplement and accompanying Base Prospectus and the other documents the Company has filed before making an investment decision.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About CannTrust

CannTrust is a federally regulated licensed producer of medical and recreational cannabis in Canada. Founded by pharmacists, CannTrust brings more than 40 years of pharmaceutical and healthcare experience to the medical cannabis industry and serves more than 69,000 medical patients with its dried, extract and capsule products. The Company operates its Niagara Perpetual Harvest Facility in Pelham, Ontario, and prepares and packages its product portfolio at its manufacturing centre of excellence in Vaughan, Ontario.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbor laws, and such statements are based upon CannTrust’s current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information and forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expect”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may”, “would” or “will” happen, or by discussions of strategy.

The forward-looking information and statements in this news release include statements relating to the Company’s plans to consummate the offering and intended use of proceeds therefrom. There can be no assurance that the Company will be able to complete the offering on the anticipated terms, or at all. Forward-looking information and statements necessarily involve known and unknown risks, including, without limitation statements regarding the proposed offering and the terms of the offering, the use of proceeds from the offering, risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the cannabis industry in Canada generally; and, the ability of CannTrust to implement its business strategies.

Any forward-looking information and statements speak only as of the date on which they are made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking information and statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust’s Annual Information Form dated March 28, 2019 (the “AIF”) and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com and filed as an exhibit CannTrust’s Form 40-F annual report under the United States Securities Exchange Act of 1934, as amended, with the United States Securities and Exchange Commission on EDGAR at www.sec.gov. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information or statements.

The TSX and NYSE do not accept responsibility for the adequacy or accuracy of this release.

For further information or to arrange an interview, please contact:

Media Relations:	Investor Relations:

Sybil Eastman	Marc Charbin

Tel: 1-888-677-1477	416-467-5229

media@canntrust.ca	investor@canntrust.ca